Putnam Asset Allocation Funds, Balanced Portfolio,
9/30/09, annual

Because the electronic format for filing Form NSAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

72DD1 (000s omitted)

Class A	45,549
Class B	 6,161
Class C	 4,258

72DD2 (000s omitted)

Class M	   989
Class R	   296
Class Y	12,251

73A1

Class A	0.451
Class B	0.386
Class C	0.389


73A2

Class M	0.409
Class R	0.431
Class Y	0.473


74U1	(000s omitted)

Class A	94,389
Class B	13,483
Class C	10,319

74U2	(000s omitted)

Class M	 2,243
Class R	   765
Class Y	27,787

74V1

Class A	9.82
Class B	9.78
Class C	9.65

74V2

Class M	9.81
Class R	9.77
Class Y	9.83

Item 61 Open end funds only

Additional Information About Minimum Required Investment

Shareholders can open a fund account with as little as $500 and make subsequent investments in any amount. The minimum investment is waived if you make regular investments weekly, semi monthly, or monthly through automatic deductions through your bank checking or savings account. Currently, Putnam is waiving the minimum, but reserves the right to reject initial investments under the minimum.

Item 74K

On September 15, 2008, the Balanced Portfolio and Conservative Portfolio terminated their outstanding derivatives contracts with Lehman Brothers Special Financing, Inc. (LBSF) in connection with the bankruptcy filing of LBSFs parent company, Lehman Brothers Holdings, Inc. On September 26, 2008, the Balanced Portfolio entered into receivable purchase agreements (Agreements) and the Conservative Portfolio entered into a receivable purchase agreement (Agreement) with other registered investment companies (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the funds the right to receive, in the aggregate, $2,881,684 and $1,630,648 (for Balanced Portfolio and Conservative Portfolio, respectively) in net payments from LBSF in connection with certain terminated derivatives transactions (the Receivable), in each case in exchange for an initial payment plus (or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The Receivable will be off set against the each funds net payable to LBSF of $36,289,732 and $28,602,463 (for Balanced Portfolio and Conservative Portfolio, respectively) and is included in the Statement of assets and liabilities in Payable for investments purchased. Future payments under the Agreements are valued at fair value following procedures approved by the Trustees and are included in the Statement of assets and liabilities. All remaining payments under the Agreements will be recorded as realized gain or loss. The funds net payable to LBSF was calculated in accordance with the funds master contract with LBSF. Each fund has accrued interest on the net payable, which is included in the Statement of operations in Interest expense. Putnam Management currently is in discussions with LBSF regarding resolution of amounts payable to LBSF. Amounts recorded are estimates and final payments may differ from these estimates by a material amount.

Item 85B

Additional Information About Errors and Omissions Policy

While no claims with respect to the Registrant/Series were filed under such policy during the period, requests under such policy for reimbursement of legal expenses and costs arising out of claims of market timing activity in the Putnam have been submitted by the investment manager of the Registrant/Series.